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                                                                    EXHIBIT 99.2

                                CTS CORPORATION
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD OCTOBER 16, 1997

To the Shareholders of CTS Corporation:

    A special meeting of shareholders of CTS Corporation (the "CTS Shareholders Meeting") will be held at 9:00 a.m., local time, on October 16, 1997 at CTS' corporate headquarters located at 905 West Boulevard North, Elkhart, Indiana, for the following purposes:

    1. To consider and to vote on a proposal to approve the (i) issuance of CTS Common Stock ("CTS Shares") pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 17, 1997 (the "Merger Agreement"), among CTS, CTS First Acquisition Corp., a wholly owned subsidiary of CTS ("Sub"), and Dynamics Corporation of America ("DCA") pursuant to which, among other things, DCA will merge (the "Merger") with and into Sub and (ii) adoption of certain amendments to CTS' articles of incorporation described in the accompanying Joint Proxy Statement/Prospectus (the "Charter Amendments"), including an increase in CTS' authorized capitalization necessary to effect the Merger. In the Merger, subject to certain exceptions, each share of DCA Common Stock ("DCA Shares") outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than DCA Shares owned by CTS) will be converted into the right to receive, at the holder's election, either $58.00 in cash (subject to proration) or 0.88 (the "Exchange Ratio") fully paid and non-assessable CTS Shares. CTS has declared a stock split in the form of a 1:1 stock dividend (the "Stock Split") to shareholders of record on October 24, 1997, subject to certain conditions including the completion of the Merger and the approval of the Charter Amendments.

    2. To consider and to vote on a proposal to approve, subject to the completion of the Merger, the grant of employee stock options (the "Options") to certain executive officers of CTS and DCA.

    3. To transact such other business as may properly come before the CTS Shareholders Meeting including any motion to adjourn to a later date to permit further solicitation of proxies if necessary.

    Information regarding the matters to be acted upon at the CTS Shareholders Meeting is contained in the Joint Proxy Statement/Prospectus accompanying this notice. A copy of the Merger Agreement is attached as Annex A thereto. The Joint Proxy Statement/Prospectus and the Annexes thereto form a part of this Notice.

    The close of business on September 5, 1997 is the record date (the "CTS Record Date") for determining the holders of CTS Shares entitled to receive notice of, and to vote at, the CTS Shareholders Meeting and any adjournments or postponements thereof.

    The approval of the foregoing proposals requires the affirmative vote of a majority of the votes cast by holders of record of CTS Shares present in person or represented by proxy and entitled to vote at the CTS Shareholders Meeting, provided that, in the case of the Merger proposal, the total votes cast (whether for or against) represents at least a majority of the CTS Shares entitled to vote.

                                      By order of the CTS Board of Directors,
                                      /s/ Jeannine M. Davis
                                      Jeannine M. Davis
                                      SECRETARY

Elkhart, Indiana
September 2, 1997